Multimedia Games Holding Company, Inc.
206 Wild Basin Rd, Bldg B
Austin, Texas 78746

February 18, 2014

Via EDGAR Filing

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, DC 20549-3561

Re:	Multimedia Games Holding Company, Inc.
Form 10-K for the fiscal year ended September 30, 2013
Filed November 14, 2013
File No. 000-28318

Dear Ms. Cvrkel:

This letter provides the response of Multimedia Games Holding Company, Inc. (the “Company”) to the comment in your letter dated February 6, 2014 concerning the Company's Form 10-K for the fiscal year ended September 30, 2013 filed on November 14, 2013 (the “Form 10-K”). For your convenience, we have restated your comment in full in italics and have included our response below the comment.
Reconciliation of Non-GAAP Financial Measures, page 50

1.
We note your presentation of the non-GAAP measures "net cash position" and "free cash flow" and the related reconciliations to the most comparable GAAP measures on page 51 of your Annual Report on Form 10-K. We also note your disclosure on page 50 that the non-GAAP measures of net cash position and free cash flow provide useful information to investors as each enhances the overall understanding of your operating performance. As the GAAP measures "cash and cash equivalents" and "net cash provided by operating activities" both appear to be measures of your liquidity, please explain to us and in your filings why you believe the non-GAAP measures "net cash position" and "free cash flow" represent non-GAAP measures that enhance the understanding of your operating performance. Alternatively, please revise future filings to explain that each of these measures enhances an investors understanding of your liquidity. In addition, please revise future filings to explain any additional purposes that each of these measures are used by management in evaluating your operating performance or liquidity.

The Company acknowledges the staff's comment and confirms that the staff's understanding that the non-GAAP measures of "net cash position" and "free cash flow" are measures of our liquidity. Accordingly, in future filings in which these measures are used, we will explain that each of these measures enhances an investor’s understanding of the Company’s liquidity, and more fully describe the necessity to include them in our future filings.

Historically, management felt that the presentation of the non-GAAP measures of "net cash position" and "free cash flow" were measures consistently used by competitors and similar companies, and provided our security holders with an enhanced understanding of the relative strength of the Company's balance sheet and historical cash generation ability. "Net cash position" depicts the available cash balance beyond the outstanding debt balance which would be available for operating activities, research and development efforts, as well as, capital expenditures used to expand the Company's install base; and "free cash flow" was used as a measure of the periodic cash generation available for those same operational needs. Upon further review of our use of the non-GAAP measures of "net cash position" and "free cash flow," and the Company's strong operating performance over the past few quarters, management has determined that these non-GAAP measures are no longer key metrics to an investor’s understanding of the Company’s liquidity, and therefore management will remove these non-GAAP measures from future filings. Management believes that the non-GAAP measures of "net cash position" and "free cash flow" no longer provide our security holders with meaningful additional information beyond that which is already set forth in the GAAP measures of "cash and cash equivalents" and "net cash provided by operating activities."

****
Multimedia Games Holding Company, Inc. acknowledges that:

•	Multimedia Games Holding Company, Inc. is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Multimedia Games Holding Company, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the Company's counsel, Keith Halverstam of Latham & Watkins LLP, at (212) 906-1761.

Very truly yours,

/s/ Adam Chibib
______________________
Adam Chibib
President and Chief Financial Officer

cc:    Todd F. McTavish, Esq., General Counsel and Corporate Secretary of Multimedia Games Holding
Company, Inc.
Keith Halverstam, Esq., Latham & Watkins LLP
Jeff Bugenhagen, BDO USA, LLP